FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

IMPORTANT NOTICE

The unaudited financial statements included in this 6K have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS, but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence. The Notes to the unaudited consolidated financial statements contain additional information to that submitted in the Unaudited Consolidated Statement of Financial Position, Unaudited Consolidated Statement of Income, Unaudited Consolidated Statement of Comprehensive Income, Unaudited Consolidated Statement of Changes in Equity and Unaudited Consolidated Statement of Cash Flows. These notes provide a narrative description of such statements.

Banco Santander Chile

1Q 2015 Earnings Report

Santander

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 2320-8284
Manager, Investor Relations Department	Email: rmorenoh@santander.cl
Banco Santander Chile	Website: www.santander.cl
Bandera 140, 19th floor

SECTION 1: SUMMARY OF RESULTS1

Banco Santander Chile’s net income attributable to shareholders totaled Ch$95,477 million (Ch$0.51 per share and US$0.32/ADR) in 1Q15, decreasing 31.1% QoQ and 32.7% YoY. The Bank’s ROAE reached 14.6% in the same period.

As expected, the Bank’s profitability was lower mainly because of the higher tax rate and slightly negative inflation rate in the quarter. The Bank’s pre-tax ROAE reached 19.9% in 1Q15 and its pre-tax ROAE, adjusting for the difference in inflation2, reached 23.9% in 1Q15 compared to 24.9% in 1Q14, reflecting the stability of the Bank’s core profitability trends.

Net operating profit from business segments rises 8.6% YoY

The Bank’s business segments continued to perform well in the quarter. In 1Q15, the net operating profit from the Bank’s business segments3 increased 8.6% YoY. This was achieved with positive loan growth, a better funding mix and steady improvements in asset quality.

Loans up 9.9% YoY. Growth focused in segments with a higher risk-adjusted profitability

Total loans increased 3.0% QoQ and 9.9% YoY in 1Q15. Loan growth continued to be focused in higher income individuals and the middle-market of corporates, segments with a higher risk-adjusted profitability. Total loans to individuals increased 2.1% QoQ and 12.9% YoY. Loans in the Mid-high income segment increased 2.3% QoQ and 13.9% YoY. In the Middle-market segment, loans increased 3.0% QoQ and 9.6% YoY.

1.	The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).
2	Adjusted pre-tax ROAE = Annualized quarterly income before taxes adjusting net interest income by using a quarterly UF inflation rate of 0.75% (3% annualized inflation) for both periods being compared divided by average equity.
3	Net operating profits business segments: Net interest income + fee income + financial transactions, net + provision expense. These results exclude our Corporate Center and the results from Financial Management, which includes, among other items, the impact of the inflation on results.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	2

Asset quality improves. Coverage ratio of NPLs increased to 111.3%

The Bank’s total Non-performing loans (NPLs) ratio decreased to 2.7% in 1Q15 compared to 2.8% in 4Q14 and was stable compared to 1Q14. Total Coverage of NPLs in 1Q15 reached 111.3% compared to 108.8% in 4Q14 and 107.0% in 1Q14. Provision for loan losses decreased 27.8% QoQ and 2.5% YoY in 1Q15.

The positive evolution of the majority of the Bank’s asset quality metrics continues to reflect the change in the loan mix, the focus on pre-approved loan through our CRM, the improvements in asset quality in SMEs and the strengthening of our collections area.

Total deposits increased 15.9% YoY. High liquidity in the market lowered funding costs

Total deposits increased 4.6% QoQ and 15.9% YoY. The Bank continued to focus on increasing its Core deposit base4). Total core deposits increased 14.3% YoY, led by a 14.8% rise in demand deposits. This growth of demand deposit, which are mostly non-interest bearing, has partially counterbalanced the short-term negative effects of a zero quarterly inflation rate.

Client NIMs, net of provisions increase to 3.6% in 1Q15

In 1Q15, the Net interest margin5 (NIM) reached 4.4% compared to 5.4% in 1Q14. This fall was mainly due to the lower inflation rate in 1Q15 compared to 1Q14. On the other hand, Client NIMs6, which excludes the impact of inflation, reached 5.0% in 1Q15 and was stable compared to both 1Q14 and 4Q14.

4	Core deposits: all checking accounts plus non-Wholesale time deposits. Wholesale time deposits include deposits from: (i) banks and other financial institutions, (ii) economic groups with greater than 1% of short-term time deposits, (iii) economic groups with time deposits representing more than 2.5% of Core capital and, (iv) any other client defined as Wholesale.
5	Net interest margin, NIM: net interest income (NI) divided by average interest earning assets.
6	Client NIMs = NI from our business segments (excludes the impact of inflation) divided by average loans.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	3

Client NIMs remained stable despite the continued shift to less riskier segments and the fall in interest caps due to regulations since early 2014. This stability in margins was mainly due an improved funding mix. The Bank’s strategy of focusing equally on lending and non-lending businesses has driven the stability observed in Client spreads. At the same time, the improvement in asset quality is leading to a rise in Client NIMs, net of provisions. These reached 3.6% in 1Q15 compared to 3.1% in 4Q14 and 3.5% in 1Q14.

Stable Fee income. Stronger retail fees offset by lower Corporate banking fees

Net fee and commission income decreased 0.5% YoY in 1Q15. The decline in fees was mainly due to a fall in fees in the Corporate banking segment. Fees in this segment tend to be more volatile than other segments due to large transactions that are not recurring between one quarter and the next. Excluding the Corporate segment, fees grew 2.1% YoY, led by the SME segment.

The Bank’s client base continues to expand and cross-selling indicators are advancing. As of March 31, 2015, the Bank had a total of 3.6 million clients. Of this total, only 10% are considered to be cross-sold7. Cross-selling indicators are improving at a healthy pace. Among individuals, cross-sold clients grew 16.1% YoY and in the SME and middle-market segments, cross-sold clients rose 14.0% YoY.

7	Cross-selling definitions: Individuals: between 2-4 products plus a minimum profitability level and a minimum usage indicator all differentiated by segment. SMEs & Mid-market: cross-selling differentiated by client size using a point system that depends on number of products usage of products and income net of risks.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	4

Efficiency ratio reached 42.0% in 1Q15

Operating expenses, excluding impairment and other operating expenses increased 9.9% YoY in 1Q15. The Efficiency ratio reached 42.0% in 1Q15. This rise in costs was mainly due to: (i) the higher inflation rate in 2014 that has a lagged effect over salaries and some administrative expenses, which are indexed to inflation and, (ii) the on-going investments to continue optimizing the branch network.

This increase in costs was partially offset by the 9.9% YoY decrease in depreciation and amortization expenses. As a reminder, in 2014, the Bank recognized a one-time impairment of intangibles, mainly of obsolete or unprofitable systems. This explains the reduction in amortization charges.

Core capital ratio stood at 10.6%. Dividend per share up 24.5% YoY. Dividend yield at 5.1%

The Bank’s Core capital ratio reached 10.6% as of March 31, 2015. The Bank’s shareholders approved on April 28, 2015 the Bank’s annual dividend equivalent to 60% of 2014 net income (Ch$1.75/share). This was equivalent to a dividend yield of 5.1% on the dividend record date in Chile (April 13, 2015). The dividend increased 24.5% compared to the dividend paid in 2014. The prudent management of the Bank’s capital ratios and solid yearly profitability has allowed the Bank to continue paying attractive dividends without issuing new shares since 2002.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	5

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	1Q15	4Q14	1Q14	1Q15 / 1Q14	1Q15 / 4Q14
Net interest income	273,419	356,460	313,493	(12.8)%	(23.3)%
Net fee and commission income	55,461	59,639	55,764	(0.5)%	(7.0)%
Total financial transactions, net	40,991	30,037	32,972	24.3%	36.5%
Provision for loan losses	(79,226)	(109,796)	(81,234)	(2.5)%	(27.8)%
Operating expenses (excluding Impairment and Other operating expenses)	(151,204)	(153,600)	(137,561)	9.9%	(1.6)%
Impairment, Other operating income and expenses, net	(9,538)	(29,942)	(15,382)	(38.0)%	(68.1)%
Operating income	129,903	152,798	168,052	(22.7)%	(15.0)%
Net income attributable to shareholders	95,477	138,741	141,843	(32.7)%	(31.2)%
Net income/share (Ch$)	0.51	0.74	0.75	(32.7)%	(31.1)%
Net income/ADR (US$)[1]	0.32	0.48	0.55	(40.9)%	(33.1)%
Total loans	23,572,415	22,880,706	21,455,870	9.9%	3.0%
Deposits	17,671,785	16,894,437	15,250,974	15.9%	4.6%
Shareholders’ equity	2,627,538	2,609,896	2,424,863	8.4%	0.7%
Net interest margin	4.4%	5.8%	5.4%
Efficiency ratio	42.0%	36.9%	35.6%
Return on average equity[2]	14.6%	21.7%	23.9%
NPL / Total loans[3]	2.7%	2.8%	2.7%
Coverage NPLs	111.3%	108.8%	107.0%
Risk index[4]	3.0%	3.1%	2.8%
Cost of credit[5]	1.4%	1.9%	1.5%
Core Capital ratio	10.6%	10.9%	10.7%
BIS ratio	13.6%	14.0%	13.9%
Branches	475	474	484
ATMs	1,646	1,645	1,860
Employees	11,469	11,478	11,455
1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate for each period.
2.	Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
3.	NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
4.	Risk Index: loan loss allowances divided by Total loans.
5.	Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	6

SECTION 2: YTD RESULTS BY BUSINESS SEGMENT

Net operating profits from business segments rises 8.6% YoY

YTD	As of March 31, 2015
(Ch$ million)	Individuals	SMEs[2]	Middle-market[3]	Global banking and markets [4]	Total segments[5]
Net interest income	154,003	62,179	53,259	20,129	289,570
Change YoY	7.7%	7.7%	8.1%	17.0%	8.4%
Fee income	32,584	10,606	6,954	4,343	54,487
Change YoY	0.8%	8.1%	0.1%	(25.8)%	(0.8)%
Core revenues[1]	186,587	72,785	60,213	24,472	344,057
Change YoY	6.4%	7.7%	7.2%	6.1%	6.8%
Financial transactions, net	1,785	1,747	4,031	15,099	22,662
Change YoY	24.3%	36.6%	(1.4)%	(10.7)%	(4.4)%
Provision expense	(51,820)	(19,736)	(4,871)	(848)	(77,275)
Change YoY	6.4%	(16.8)%	(28.7)%	—%	(2.5)%
Net operating profit[6]	136,552	54,796	59,373	38,723	289,444
Change YoY	6.6%	21.4%	11.1%	(3.1)%	8.6%
1.	Core revenues: net interest income + fee income from business segments. Fee income by segments in March 2014 was readjusted and certain previously non-segmented fee expenses were distributed among the different segments. Therefore, the historic fees by segments presented in past earnings reports are different from the ones being presented in this report, but they are now comparable to the figures presented in March 2015.
2.	SMEs: defined as companies with sales below than Ch$1,200 million per year.
3.	Middle-market: defined as companies with sales between Ch$1,200 million and Ch$10,000 million per year. Companies that engage in real estate industry that sell properties with annual sales exceeding Ch $800 million with no ceiling. Other companies such as large corporations with annual sales exceeding Ch$10.000 million and Institutional companies that serve institutions like universities, government entities and local and regional governments.
4.	Global banking and markets: defined as companies with sales over Ch$10,000 million per year or which are part of a large foreign or local economic group.
5.	Total segments exclude the results from the Financial Management and Corporate Activities.
6.	Net operating profit is defined as Net interest income + fee income + Total financial transactions, net - provision for loan losses.

In 1Q15, the net operating profit from the Bank’s business segments increased 8.6%. These results exclude our Corporate Center and the results from Financial Management, which includes, among other items, the impact of the inflation on results. Core revenues from our business segments (net interest income + fee income) increased 6.8% in 1Q15. This growth was achieved through positive loan growth and an improved funding mix. This was partially offset by lower fees from our Corporate banking unit. Fees in this segment tend to be more volatile than other segments due to large transactions that are not recurring between one quarter and the next.

This rise in revenues was further leveraged on the positive asset quality trends. The Bank has been shifting the loan mix towards less riskier segments with an aim to improve profitability net of risk. Asset quality has also stabilized among SMEs, following the actions taken last year to, the Client NIM, net of provisions increased from 3.5% in 1Q14 to 3.6% in 1Q15.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	7

SECTION 3: BALANCE SHEET ANALYSIS

LOANS

Loans up 9.9% YoY. Growth focused in segments with a higher risk-adjusted profitability

Loans	Quarter ended,			% Change
(Ch$ million)	Mar-15	Dec-14	Mar-14	Mar. 15 / 14	Mar. 15 / Dec. 14
Total loans to individuals[1]	12,225,564	11,973,076	10,827,707	12.9%	2.1%
Consumer loans	3,954,962	3,918,375	3,696,198	7.0%	0.9%
Residential mortgage loans	6,842,111	6,632,031	5,841,152	17.1%	3.2%
SMEs	3,252,893	3,218,598	3,289,191	(1.1)%	1.1%
Middle-market	5,608,412	5,443,984	5,116,787	9.6%	3.0%
Global banking and markets	2,456,355	2,201,913	2,168,967	13.2%	11.6%
Total loans [2]	23,572,415	22,880,706	21,455,870	9.9%	3.0%
1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

Total loans increased 3.0% QoQ and 9.9% YoY in 1Q15. Loan growth continued to be focused on higher income individuals and the middle-market of corporates, segments with a higher risk-adjusted profitability.

Total loans to individuals increased 2.1% QoQ and 12.9% YoY. The Bank focused on expanding its loan portfolio in Mid-higher income segment, while remaining more selective in lower income segments. Loans in the Mid-higher income segment increased 2.3% QoQ and 13.9% YoY.

By products, total consumer loans increased 0.9% QoQ and 7.0% YoY with growth focused on the high-end of the consumer market. Residential mortgage loans expanded 3.2% QoQ and 17.1% YoY. The YoY growth rates were partially affected by the higher YoY inflation rates which results in a translation gain of mortgage loans, which are all denominated in Unidades de Fomento (UF or inflation linked pesos). Excluding the impact of inflation, mortgage loans grew 12.8% YoY. The Bank continues to focus on residential mortgage loans with loan-to-values (LTV) below 80% at origination.

Lending to SMEs expanded 1.1% QoQ and fell 1.1% YoY. In the quarter, the Bank remained cautious in its growth strategy in this segment and kept focusing on the most profitable SMEs clients, which are also intensive in non-lending activities, such as cash management.

In 1Q15, loans in the Middle-market segment increased 3.0% QoQ and 9.6% YoY. Loan growth in this segment was focused on mid-sized exporters, which are benefitting from stronger external conditions and the weaker peso. This segment is also generating increasingly higher levels of business volumes in other areas such as cash management, which has helped to drive the rise in client deposits.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	8

In the Global banking and markets, loans increased 11.6% QoQ and 13.2% YoY. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not recurring between one quarter and the next. In 1Q15, various short-term bridge loans were granted. It is important to point out that more than 80% of net revenues in this segment come from non-lending activities, principally cash management, fees and treasury services.

DEPOSITS

Total deposits increased 15.9% YoY. High liquidity in the market lowered funding costs

Deposits	Quarter ended,			% Change
(Ch$ million)	Mar-15	Dec-14	Mar-14	Mar. 15 / 14	Mar. 15 / Dec. 14
Demand deposits	6,440,784	6,480,497	5,610,373	14.8%	(0.6)%
Time deposits	11,231,001	10,413,940	9,640,601	16.5%	7.8%
Total deposits	17,671,785	16,894,437	15,250,974	15.9%	4.6%
Loans to deposits[1]	94.7%	96.2%	102.4%
Avg. non-interest bearing demand deposits / Avg. interest earning assets	26.4%	24.2%	24.0%
1.	(Loans – residential mortgage loans) / (Time deposits + demand deposits).

Total deposits increased 4.6% QoQ and 15.9% YoY. The Bank continued to focus on increasing its Core deposit base8. Total core deposits increased 14.3% YoY, led by a 14.8% rise in non-interest bearing demand deposits. Compared to 4Q14, total deposits grew 4.6%. The Bank experienced a short-term increase in institutional funding mainly through time deposits in 1Q15. The high levels of liquidity in the local market led to an improvement in spreads earned over deposits from institutional sources. Despite this, Santander Chile is one of the banks with the lowest exposure to short-term institutional deposits as a percentage of total funding in Chile.

8 Core deposits: all checking accounts plus non-Wholesale time deposits. Wholesale time deposits include deposits from: (i) banks and other financial institutions, (ii) economic groups with greater than 1% of short-term time deposits, (iii) economic groups with time deposits representing more than 2.5% of Core capital and, (iv) any other client defined as Wholesale.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	9

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Dividend grows 24.5% and the dividend yield reached 5.1%

Equity	Quarter ended,			Change %
(Ch$ million)	Mar-15	Dec-14	Mar-14	Mar. 15 / 14	Mar. 15 / Dec. 14
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,307,761	1,307,761	1,130,991	15.6%	0.0%
Valuation adjustment	(23,592)	25,600	(6,069)	288.7%	—%
Retained Earnings:	452,066	385,232	408,638	10.6%	17.3%
Retained earnings prior periods	550,331	-	441,926	24.5%	—%
Income for the period	95,477	550,331	141,843	(32.7)%	(82.7)%
Provision for mandatory dividend	(193,742)	(165,099)	(175,131)	10.6%	17.3%
Equity attributable to shareholders	2,627,538	2,609,896	2,424,863	8.4%	0.7%
Non-controlling interest	36,661	33,083	28,847	27.1%	10.8%
Total Equity	2,664,199	2,642,979	2,453,710	8.6%	0.8%
Quarterly ROAE	14.6%	21.7%	23.9%

Shareholders’ equity totaled Ch$2,664,199 million as of March 2015. The ROAE was 14.6% in 1Q15. The Core Capital ratio reached 10.6% at the same date. The Bank’s BIS ratio1 reached 13.6% at the same date. The Bank’s shareholders approved on April 28, 2015 the Bank’s annual dividend equivalent to 60% of 2014 net income (Ch$1.75/share). This was equivalent to a dividend yield of 5.1% on the dividend record date in Chile (April 13, 2015). The dividend increased 24.5% compared to the dividend paid in 2014. The prudent management of the Bank’s capital ratios and solid yearly profitability has permitted the Bank to continue paying attractive dividends without issuing new shares since 2002

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Mar-15	Dec-14	Mar-14	Mar. 15 / 14	Mar. 15 / Dec. 14
Tier I (Core Capital)	2,627,538	2,609,896	2,424,863	8.4%	0.7%
Tier II	746,917	744,806	715,010	4.5%	0.3%
Regulatory capital	3,374,455	3,354,702	3,139,873	7.5%	0.6%
Risk weighted assets	24,800,637	23,946,126	22,649,033	9.6%	3.7%
Tier I (Core capital) ratio	10.6%	10.9%	10.7%
BIS ratio[1]	13.6%	14.0%	13.9%
1.	BIS ratio: Regulatory capital divided by risk-weighted assets according to SBIF BIS I definitions.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	10

SECTION 4: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Solid client net interest income growth more than offset by temporary reduction in inflation

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	1Q15	4Q14	1Q14	1Q15 / 1Q14	1Q15 / 4Q14
Client net interest income[1]	289,703	284,024	265,602	9.1%	2.0%
Non-client net interest income[1]	(16,284)	72,436	47,891	—%	—%
Net interest income	273,419	356,460	313,493	(12.8)%	(23.3)%
Average interest-earning assets	24,783,238	24,483,371	23,121,712	7.2%	1.2%
Average loans	23,193,286	22,659,565	21,241,689	9.2%	2.4%
Interest earning asset yield[2]	6.5%	10.1%	9.4%
Cost of funds[3]	2.2%	4.6%	4.1%
Client net interest margin[4]	5.0%	5.0%	5.0%
Net interest margin (NIM)[5]	4.4%	5.8%	5.4%
Quarterly inflation rate[6]	(0.02)%	1.88%	1.25%
Central Bank reference rate	3.00%	3.00%	4.00%

1. Please refer to footnote 9 at the end of this page.

2. Interest income divided by average interest earning assets.

3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.

4. Annualized Client Net interest income divided by average loans.

5. Annualized Net interest income divided by average interest earning assets.

6. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 1Q15, Net interest income decreased 23.3% QoQ and 12.8% YoY, mainly due to the lower quarterly inflation rate. This was partially offset by solid loan growth and the better funding mix. The Net interest margin (NIM) reached 4.4% in 1Q15 compared to 5.8% in 1Q15 and 5.4% in 1Q14. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income9.

Client net interest income. In 1Q15, Client net interest income increased 2.0% QoQ and 9.1% YoY, driven mainly by loan growth and the improved funding mix. Average loans increased 2.4% QoQ and 9.2% YoY. Client NIMs (defined as Client net interest income divided by average loans), which excludes the impact of inflation, reached 5.0% in 1Q15 and was stable compared to both

9.   Client net interest income (NII) is Net interest income from all client activities such as loans and deposits minus the internal transfer rate and the spread earned over the Bank’s capital. In 1Q15, the Bank changed the manner in which the spread over capital was calculated and readjusted historical figures to make them comparable. Non-client NII is NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NII from this portfolio is recognized as financial transactions net.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	11

1Q14 and 4Q14. Client NIMs remained stable despite the continued shift to less riskier segments and the fall in interest caps due to regulations since early 2014. This stability in margins was mainly due to improved funding mix. The Bank’s strategy of focusing equally on lending and non-lending businesses has driven the stability observed in client spreads. At the same time, the improvement in asset quality is leading to a rise in Client NIMs, net of provisions. These reached 3.6% in 1Q15 compared to 3.5% in 1Q14 and 3.1% in 4Q14.

Non-client net interest income. The fall in Non-client net interest income was due to the negative inflation rate in 1Q15. The Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. In 1Q15, the variation of the Unidad de Fomento (an inflation indexed currency unit), was -0.02% compared to 1.88% in 4Q14 and 1.25% in 1Q14. The average gap between assets and liabilities indexed to the UF was Ch$3,905 billion (US$6.3 billion) in 1Q15. This implies that for every 100 basis point change in inflation, our Net interest income increases or decrease by approximately Ch$40 billion, all other factors equal. The existence of this gap is mainly due to the Bank’s lending and funding activities. We expect UF inflation to be approximately 1% per quarter for the remainder of the year.

NIM: Net interest income annualized divided by average interest earning assets.

Client NIMs = Client net interest income annualized over avg. loans.

Client NIM, net of provisions = Client net interest income + provisions expense annualized over avg. loans.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	12

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Asset quality improves. Coverage ratio of NPLs increases to 111.3%

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q15	4Q14	1Q14	1Q15 / 1Q14	1Q15 / 4Q14
Gross provisions	(50,858)	(71,450)	(53,731)	(5.3)%	(28.8)%
Charge-offs[1]	(44,511)	(54,118)	(41,924)	6.2%	(17.8)%
Gross provisions and charge-offs	(95,369)	(125,568)	(95,655)	(0.3)%	(24.0)%
Loan loss recoveries	16,143	15,772	14,421	11.9%	2.4%
Provision for loan losses	(79,226)	(109,796)	(81,234)	(2.5)%	(27.8)%
Total loans[2]	23,572,415	22,880,706	21,455,870	9.9%	3.0%
Total reserves (RLL)	705,391	700,768	626,452	12.6%	0.7%
Non-performing loans[3] (NPLs)	633,895	644,327	585,477	8.3%	(1.6)%
NPLs commercial loans	375,230	367,791	362,043	3.6%	2.0%
NPLs residential mortgage loans	158,344	179,417	139,997	13.1%	(11.7)%
NPLs consumer loans	100,321	97,119	83,437	20.2%	3.3%
Impaired loans[4]	1,650,374	1,617,251	1,487,982	10.9%	2.0%
Impaired commercial loans	912,385	883,164	803,818	13.5%	3.3%
Impaired residential mortgage loans	376,142	370,603	334,814	12.3%	1.5%
Impaired consumer loans	361,847	363,484	349,350	3.6%	(0.5)%
Cost of credit[5]	1.37%	1.94%	1.53%
Risk Index[6] (RLL / Total loans)	2.99%	3.06%	2.92%
NPL / Total loans	2.69%	2.82%	2.73%
NPL / Commercial loans	2.94%	2.98%	3.04%
NPL / Residential mortgage loans	2.31%	2.71%	2.40%
NPL / Consumer loans	2.54%	2.48%	2.26%
Impaired loans / total loans	7.00%	7.07%	6.94%
Impaired commercial loan ratio	7.14%	7.16%	6.74%
Impaired mortgage loan ratio	5.50%	5.59%	5.73%
Impaired consumer loan ratio	9.15%	9.28%	9.45%
Coverage of NPLs[7]	111.3%	108.8%	107.0%
Coverage of NPLs non-mortgage[8]	137.9%	140.3%	130.6%
Coverage of commercial NPLs	106.3%	108.2%	86.0%
Coverage of mortgage NPLs	31.2%	27.2%	31.9%
Coverage of consumer NPLs	256.3%	261.6%	324.2%
1.	Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2.	Excludes interbank loans.
3.	Full balance of loans with at least one installment 90 days or more overdue.
4.	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
5.	Annualized quarterly provision for loan losses divided by average loans. Averages are calculated using monthly figures.
6.	Loan loss allowances divided by Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks of Chile guidelines.
7.	Loan loss allowances divided by NPLs.
8.	Loan loss allowance of commercial and consumer loans divided by NPLs of commercial and consumer loans.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	13

The Bank’s total Non-performing loans (NPLs) ratio decreased to 2.7% in 1Q15 compared to 2.8% in 4Q14 and was stable compared to 1Q14. Total Coverage of NPLs in 1Q15 reached 111.3% compared to 108.8% in 4Q14 and 107.0% in 1Q14. The positive evolution of the majority of the Bank’s asset quality metrics continues to reflect the change in the loan mix, the focus on pre-approved loan through our CRM, the improvements in asset quality in SMEs and the strengthening of our collections area.

Provision for loan losses decreased 27.8% QoQ and 2.5% YoY in 1Q15. As stated in last quarter’s earning’s report, 4Q14 provision expense was affected by further improvements made to the provisioning model in consumer lending and the downgrading of certain loan positions, mainly in the SME and middle-market segment that totaled approximately Ch$20 billion in above normal provision. Compared to 1Q14 the 2.5% reduction in provision expense reflects the overall improvements achieved in asset quality.

By product, the evolution of provision for loan losses in 1Q15 was as following:

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q15	4Q14	1Q14	1Q15 / 1Q14	1Q15 / 4Q14
Commercial loans	(29,221)	(56,790)	(35,104)	(16.8)%	(48.5)%
Residential mortgage loans	(2,413)	(4,144)	(2,728)	(11.5)%	(41.8)%
Consumer loans	(47,592)	(48,862)	(43,402)	9.7%	(2.6)%
Provision for loan losses	(79,226)	(109,796)	(81,234)	(2.5)%	(27.8)%

Provisions for loan losses for consumer loans decreased 2.6% QoQ and increased 9.7% YoY. The YoY rise in provisions expense was mainly due to consumer loan growth. Asset quality in the consumer loan book continued to evolve favorably. The ratio of Impaired consumer loans (consumer NPLs + renegotiated consumer loans) to total consumer loans reached 9.1% in 1Q15 compared to 9.3% in 4Q14 and 9.5% in 1Q14. The consumer NPL ratio remained stable at 2.5% QoQ and increased from 2.3% in 1Q14. The Coverage ratio of consumer NPLs reached 256% in 1Q15. The reduction in coverage compared to previous periods is mainly due to the improvement in asset quality in this portfolio, which led to a reversal of provisions from the recalibration of the consumer model that was performed in the second half of 2014.

Provisions for loan losses for residential mortgage loans decreased 41.8% QoQ and 11.5% YoY. Asset quality in residential mortgage loans remained healthy in the quarter. The Mortgage NPL ratio reached 2.3% in 1Q15 compared to 2.7% in 4Q14 and 2.4% in 4Q14. The evolution of the Impaired mortgage loans ratio improved slightly to 5.5% in 1Q15 compared to 5.6% in 4Q14 and 5.7% in 1Q14. The impaired mortgage loan ratio is a broader measure of asset quality and mainly includes non-performing or renegotiated residential mortgage loans. Growth in this product continues to be focused on mortgages with loan-to-value ratios at or below 80%.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	14

Provision for loan losses for commercial loans decreased 48.5% QoQ and 16.8% YoY. The QoQ decrease in net provision expense in commercial loans was mainly due to extraordinary downgrades made on some loan positions mainly in the SME and Middle-market segments in 4Q14. The decrease in commercial provision expense compared to 1Q14 was mainly due to the stabilization of asset quality in the SME segment, following the actions taken in the second half of 2014.

Overall asset quality trends in commercial lending were stable and the coverage ratio increased significantly following the actions taken in 2014 to bolster this indicator. The commercial NPL ratio reached 2.9% in 1Q15 slightly below levels registered in 2014. The Impaired commercial loan ratio reached 7.1% compared to 7.2% in 4Q14 and up from 6.7% in 1Q14. The Coverage ratio of commercial NPLs increased to 106.3% compared to 86.0% in 1Q14.

NET FEE AND COMMISSION INCOME

Stable YoY fee income. Stronger retail fees compensated by lower Corporate banking fees

Fee Income	Quarter			Change %
(Ch$ million)	1Q15	4Q14	1Q14	1Q15 / 1Q14	1Q15 / 4Q14
Individuals	32,584	39,197	32,335	0.8%	(16.9)%
SMEs	10,606	12,570	9,814	8.1%	(15.6)%
Middle-market	6,954	7,512	6,945	0.1%	(7.4)%
Corporate	4,343	7,090	5,857	(25.8)%	(38.7)%
Sub-total	54,487	66,369	54,951	(0.8)%	(17.9)%
Others[1]	974	(6,730)	813	19.8%	(114.5)%
Total	55,461	59,639	55,764	(0.5)%	(7.0)%

1. Fee income by segments in March 2014 was readjusted and certain previously non-segmented fee expenses were distributed among the different segments. Therefore, the historic fees by segments presented in past earnings reports are different from the ones being presented in this report, but they are now comparable to the figures presented in March 2015

Net fee and commission income decreased 7.0% QoQ and 0.5% YoY in 1Q15. The QoQ decline is mainly due to seasonality given the reduction in business activity in the summer months. Compared to 1Q14, the 0.5% decline in fees was due to a fall in fees in the Corporate banking segment. Fees in this segment tend to be more volatile than other segments due to large transactions that are not recurring between one quarter and the next. Excluding the Corporate segment, fees grew 2.1% YoY, led by the SME segment. In the quarter, fees were also negatively affected by a reduction in mortgage related insurance due to competitive pressures.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	15

The Bank’s client base continues to expand and cross-selling indicators are advancing. As of March 31, 2015, the Bank had a total of 3.6 million clients. Of this total, only 10% are considered to be cross-sold. Cross-selling indicators are improving at a healthy pace. Among individuals, cross-sold clients grew 16.1% YoY and in the SME and middle-market segments, cross-sold clients rose 14.0% YoY.

TOTAL FINANCIAL TRANSACTIONS, NET

Lower interest rates boosted mark-to-market gains

Total financial transactions, net *	Quarter			Change %
(Ch$ million)	1Q15	4Q14	1Q14	1Q15 / 1Q14	1Q15 / 4Q14
Net profit (loss) from fin. operations	(140,559)	(101,975)	29,542	—%	37.8%
Foreign exchange profit (loss), net	181,550	132,012	3,430	5193.0%	37.5%
Total finance. transactions, net	40,991	30,037	32,972	24.3%	36.5%

* These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Financial investments held for trading, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly include the translation gains or losses of assets and a liability denominated in foreign currency.

Results from Total financial transactions, net were a gain of Ch$40,991 million in 1Q15, increasing 36.5% QoQ and 24.3% YoY. In order to understand more clearly these line items, we present them by business area in the table below.

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Total financial transactions, net	Quarter			Change %
(Ch$ million)	1Q15	4Q14	1Q14	1Q15 / 1Q14	1Q15 / 4Q14
Santander Global Connect[1]	16,548	13,577	11,855	39.6%	21.9%
Market-making	6,614	2,540	11,881	(44.3)%	160.4%
Client treasury services	23,162	16,117	23,736	(2.4)%	43.7%
Non-client treasury income	17,829	13,920	9,236	93.0%	28.1%
Total financ. transactions, net	40,991	30,037	32,972	24.3%	36.5%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

2. Non-client treasury income. These results include the income from sale of loans, including charged-off loans, proprietary trading and the results from our Financial Management Division.

Client treasury services increased 43.7% QoQ due to strong growth in Santander Global Connect, the Bank’s platform for selling simple treasury products to clients, and market-making transactions. In the beginning of the year, Chilean companies increased their demand for hedging with the rise in financial uncertainty coming from the Eurozone and Brazil. This reflects the recurring and client nature of our treasury services. The YoY decline in client treasury services is due to extraordinarily high market-making income recognized in 1Q14, as a result of larger demand for hedging services.

The 28.1% and 93.0% increase in Non-client treasury income was mainly due to the realized gains from our available for sale fixed income portfolio, following the sharp decline in interest rates in 1Q15. Inflation expectation fell sharply, especially in January and, as a result, interest rates along the local yield curve descended. This resulted in mark-to-market gains that totaled Ch$20 billion in the quarter. Our available for sale portfolio, apart from being a key component of our structural liquidity, also serves as a natural hedge in a deflationary environment. This partially offsets the negative impact of deflation on net interest margins.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	17

OPERATING EXPENSES AND EFFICIENCY

The Efficiency ratio reached 42.0% in 1Q15

Operating expenses	Quarter			Change %
(Ch$ million)	1Q15	4Q14	1Q14	1Q15 / 1Q14	1Q15 / 4Q14
Personnel salaries and expenses	(84,217)	(90,869)	(74,667)	12.8%	(7.3)%
Administrative expenses	(54,853)	(51,880)	(49,427)	11.0%	5.7%
Depreciation & amortization	(12,134)	(10,851)	(13,467)	(9.9)%	11.8%
Operating expenses, excluding impairment and other operating expenses	(151,204)	(153,600)	(137,561)	9.9%	(1.6)%
Branches	475	474	484	(1.9)%	0.2%
Traditional	274	273	273	0.4%	0.4%
Companies and institutional centers	5	5	3	66.7%	0.0%
Select	51	51	44	15.9%	0.0%
Banefe	67	67	74	(9.5)%	0.0%
Payment centers & others	78	78	90	(13.3)%	0.0%
ATMs	1,646	1,645	1,860	(11.5)%	0.1%
Employees	11,469	11,478	11,455	0.1%	(0.1)%
Efficiency ratio[1]	42.0%	36.9%	35.6%
1.	Efficiency ratio: Operating expenses less impairment of property, plant and equipment divided by Operating income. Operating income = Net interest income + Net fee and commission income+ Total financial transactions, net + Other operating income and expenses.

Operating expenses, excluding impairment and other operating expenses decreased 1.6% QoQ and increased 9.9% YoY in 1Q15. The QoQ decline in expenses is seasonal due to the way vacation expense is recognized.. The Efficiency ratio reached 42.0% in 1Q15.

Personnel salaries and expenses increased 12.8% YoY. This rise was mainly due to: (i) the higher YoY inflation rate as salaries are indexed to CPI inflation. Salaries increased 4.2% due to indexation, (ii) higher variable incentives, since the business segments continue to have a positive performance, (iii) the Bank last year signed a new collective bargaining agreement, which entailed higher cost of benefits beginning in the second half of last year, and (iv) the Bank provisioned more expenses for severance payments in the quarter. Headcount levels remained stable compared to 4Q14 and 1Q14, despite increased business activity. The growth rate of personnel expenses should decelerate as the year progresses given the stability in headcount, lower severance costs and a slowdown in the rise in benefit costs, which increased in the second half of last year.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	18

Administrative expenses increased 11.0% YoY. This rise was mainly due to: (i) greater business activity that has resulted in higher system and data processing costs, (ii) the effects of a higher YoY inflation rate over costs indexed to inflation and (iii) the on-going investments to continue optimizing the branch network. In the quarter, the Bank did not open new branches, but is in the process of modernizing the existing network. The Bank has developed a new branch format that was successfully tested in 2014 in various locations. This new format has exceeded expectations in terms of efficiency and client satisfaction. The Bank will now expand this layout to approximately 100 traditional Santander branches. The Bank also remains focused on growing through complementary channels such as internet, phone and mobile banking. This will permit the Bank to maintain solid levels of efficiency going forward, while improving productivity and customer satisfaction.

This increase in costs was partially offset by the 9.9% decrease in amortization expenses. As a reminder, in 3Q14, the Bank performed a one-time impairment of intangibles, mainly of obsolete or unprofitable systems. This explains the reduction in amortization charges.

OTHER OPERATING INCOME, NET & INCOME TAX

The statutory tax rate rises to 22.5% in 2015

Other operating income, net and Corporate tax	Quarter			Change %
(Ch$ million)	1Q15	4Q14	1Q14	1Q15 / 1Q14	1Q15 / 4Q14
Other operating income	5,108	2,111	5,510	(7.3)%	142.0%
Other operating expenses	(14,646)	(32,000)	(20,879)	(29.9)%	(54.2)%
Other operating income, net	(9,538)	(29,889)	(15,369)	(37.9)%	(68.1)%
Income from investments in associates and other companies	485	826	287	69.0%	(41.3)%
Income tax income (expense)	(31,318)	(13,262)	(26,152)	19.8%	136.1%
Effective income tax rate	24.0%	8.6%	15.5%

Other operating income, net, totaled a loss of Ch$9,538 million in 1Q15, a decrease of 68.1% QoQ and 37.9% YoY. This difference is mainly explained by lower provisions for non-credit contingencies.

Income tax expenses in 1Q15 totaled Ch$31,318 million and our effective tax rate reached 24%. The reasons for this higher tax rate were: (i) the statutory corporate tax rate for 2015 increased to 22.5%; (ii) the lower inflation rate resulted in a null adjustment of the Bank’s capital by the Consumer Price Index, which translates into a higher taxable net income in the tax books; (iii) a negative impact from deferred tax assets, which are still being adjusted following the new tax law. For the rest of 2015, our effective tax rate should be approximately 20% with a 1% quarterly CPI inflation rate.

Below is a summary of our year-to-date income tax expense and effective rate.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	19

YTD income tax[1] (Ch$ million)	Mar-15	Mar-14	Var. ()%
Net income before taxes	130,388	168,339	(22.5)%
Price level restatement of capital[2]	-	(35,586)	—%
Net income before taxes adjusted for price level restatement	130,388	132,753	(1.8)%
Statutory Tax rate	22.5%	21.0%	+1.5	pp
Income tax expense at statutory rate	(29,337)	(27,878)	5.2%
Tax benefits[3]	(192)	1,726	—%
Impact from deferred tax assets[4]	(1,789)	-	—%
Income tax	(31,318)	(26,152)	19.8%
Effective tax rate	24.0%	15.5%
1.	This table is for informational purposes only. Please refer to note 12 in our interim financials for more details.
2.	For tax purposes, Capital is re-adjusted by CPI inflation.
3.	Mainly includes tax credits from property taxes paid on leased assets.
4.	This result arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rate was modified, the Bank’s net deferred tax assets must be recalculated on an ongoing basis using the new corporate tax rates.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	20

SECTION 5: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All ratings have outlook stable.

Moody’s	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	a2
Adjusted Baseline Credit Assessment	a2
Senior Unsecured	Aa3
Commercial Paper	P-1
Bank Deposit	Aa3/P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	21

SECTION 6: SHARE PERFORMANCE

As of Mar. 31, 2015

Ownership Structure:

ADR Price Evolution

Santander ADR vs. SP500

(Base 100 = 12/31/2014)

ADR price (US$) 3M15

3/31/15:	21.68
Maximum (3M15):	21.71
Minimum (3M15):	19.02

Market Capitalization: US$10,214million

P/E 12month trailing*:	12.7
P/BV (12/31/14)**:	2.4
Dividend yield***:	5.1%

*	Price as of March 31, 2015 / 12mth. earnings
**	Price as of March 31, 2015 / Book value as of 3/31/15
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 3M15

US$ million

Local Share Price Evolution

Santander vs IPSA Index

(Base 100 = 12/31/2014)

Local share price (Ch$) 3M15

3/31/15:	33.95
Maximum (3M15):	33.97
Minimum (3M15):	29.52

Dividends:

Year paid	Ch$/share	% of previous year’s
		earnings
2012:	1.39	60%
2013:	1.24	60%
2014:	1.41	60%
2015:	1.75	60%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	22

ANNEX 1: BALANCE SHEET

The exchange rate used to calculate the figures in dollars was Ch$625.33 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	23

ANNEX 2: QUARTERLY INCOME STATEMENTS

The exchange rate used to calculate the figures in dollars was Ch$625.33 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	24

ANNEX 3: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	25

Mar-14	Jun-14	Sep-14	Dec-14	Mar-15
Asset quality					
Impaired loans3	1,487,982	1,537,089	1,585,208	1,617,251	1,650,374
Non-performing loans (NPLs)4	585,477	628,124	646,814	644,327	633,895
Past due loans5	354,195	384,998	399,594	382,231	388,925
Loan loss reserves6	626,452	642,633	673,620	700,768	705,391
Impaired loans / total loans	6.9%	7.1%	7.1%	7.1%	7.0%
NPLs / total loans	2.73%	2.88%	2.91%	2.82%	2.69%
PDL / total loans	1.65%	1.77%	1.79%	1.67%	1.65%
Coverage of NPLs (Loan loss allowance / NPLs)	107.0%	102.3%	104.1%	108.8%	111.3%
Coverage of PDLs (Loan loss allowance / PDLs)	176.9%	166.9%	168.6%	183.3%	181.4%
Risk index (Loan loss allowances / Loans)6	2.80%	2.95%	3.03%	3.06%	2.99%
Cost of credit (prov expense annualized / avg. loans)	1.53%	1.55%	1.80%	1.94%	1.37%
Network					
Branches	484	479	475	474	475
ATMs	1,860	1,753	1,692	1,645	1,646
Employees	11,455	11,381	11,493	11,478	11,469
Market information (period-end)					
Net income per share (Ch$)	0.75	0.85	0.58	0.74	0.51
Net income per ADR (US$)	0.55	0.62	0.39	0.48	0.32
Stock price	32.1	36.49	33.77	30.33	33.98
ADR price	23.44	26.45	22.09	19.72	21.68
Market capitalization (US$mn)	11,043	12,461	10,407	9,290	10,214
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)7	471.1	471.1	471.1	471.1	471.1
Other Data					
Quarterly inflation rate8	1.28%	1.76%	0.60%	1.88%	-0.02%
Central Bank monetary policy reference rate (nominal)	4.00%	4.00%	3.25%	3.00%	3.00%
Observed Exchange rate (Ch$/US$) (period-end)	550.53	550.60	601.66	607.38	626.87

1 Ratio = Loans - mortgage loans / Time deposits + demand deposits

2 Efficiency ratio =(Net interest revenue+ fee income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + admiinistrative expenses + depreciation). Excludes impairment charges

3. Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.

4. Full balance of loans with at least one installment 90 days or more overdue

5 Total installments plus lines of credit more than 90 days overdue

6 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

7 The rato of ADRs per local shares was modified in Oct. 2012

8 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: June 2, 2015